NUTCASE



# EXCLUSIVE INVESTMENT OPPORTUNITY

UNIQUE OPPORTUNITY TO INVEST IN A NEW STARTUP BACKED BY CELEBRITIES, ANGEL INVESTORS & VENTURE CAPITAL.

View Form C ⟶ View all filings ⟶

Invest in Nutcase

Campaign Video ▷

$20M SAFE valuation cap

$100 min. investment

$100K min. offering

$1M max. offering

Deadline 07/31/2025

INVEST IN NUTCASE

Total Invested: Awaiting Data

Offering Terms

Crowd SAFE Units under Reg CF

View Form C ⟶ View Form C ⟶

Invest Now

# OPPORTUNITY

### A RARE CHANCE TO GET IN EARLY

Chocolate milk is a massive stale category ripe for disruption. Nutcase is taking on Nesquik, combining nostalgic appeal with a premium, better-for-you nut milk. Backed by gaming superstar Ninja, rockstar DJ Steve Aoki, poker pro Phil Hellmuth, and Shopify Co-Founder Daniel Weinand - Nutcase's edgy branding, clean label, elevated flavor, and sexy black slim cans are making chocolate milk cool again.

Newly launched, Nutcase is already catching the attention of both major influencers and key partners who love the product and see massive potential. Nutcase was also selected to be featured on the groundbreaking new show Going Public (think Shark Tank, except viewers can invest), which is streamed on X and expected to generate over 100M views - a unique opportunity for massive brand exposure.

### WHY INVEST IN NUTCASE?

- Chocolate milk is a huge stale category ripe for disruption... by a total Nutcase.
- A premium, better-for-you nut milk that combines nostalgia and nutrition.
- Backed by Ninja, Steve Aoki & Phil Hellmuth - all super fans.


NUTCASE
NUTCASE
NUTCASE

# MARKET

## RIPE FOR DISRUPTION

The chocolate milk market is estimated at $9B in 2024 and is expecting 5% CAGR to reach $12B by 2029. The nut milk market is estimated at $21B in 2024 and is expecting 11% CAGR to reach $21B by 2029.

A few more seemingly random, but relevant facts: Nesquik & Milo do over $3B/year in sales. Lactose intolerance affects approximately 44% of Americans, 50% of Latinos, and 60-80% of Africans & Asians. Plant-based milk represents 16% of the entire milk category and is leading growth & innovation. One-third of consumers can't find a plant-based dairy product they like.

## PROBLEM

Jo was one of those kids that grew up addicted to Nesquik. Once she started to read labels though, she realized she couldn't keep drinking it. She looked everywhere for a better alternative, but had no luck.

## SOLUTION

So she made her own: with cashews and a Vitamix. Nutcase was born - a cleaner milk, made with rich creamy cashews and naturally sweetened - no refined sugar, no artificial shit, no oils... no bs! It's smooth, creamy and not too sweet - designed for adult taste buds.

And guess what? Kids love it too! They see the cool black can and instinctively want it (not realizing it's good for them) - a clever parenting hack to get kids to drink healthy. Reverse psychology baby.


NUTCASE
PREMIUM CASHEW MILK

# TRACTION

## SUPERSTARS & STRATEGIC PARTNERS

Nutcase launched online in mid 2024 with their first sku: Chocolate 12 packs. They dropped Vanilla a few months later, and finally Strawberry in September. They recently activated GoPuff, Amazon & TikTok Shop while preparing to tackle retail.

The young brand recently kicked off at Terrible's (their first regional chain test with 150+ locations across NV & AZ) as well as LIV Beach Club in Vegas - perfect partners to test and hone their retail & hospitality channel strategies before taking it to the next level.

Nutcase was also just selected to participate in the 'Whole Foods Market: Emerging Brand Playground Program' where new and innovative brands get to test and learn their products in store in Q4 2025 - a huge opportunity to prove themselves with a premium national chain.



Steve Aoki, partner to Nutcase

# COMPETITIVE ADVANTAGE

### NUTCASE STANDS OUT FROM THE COMPETITION

A nutcase is someone that doesn't fit in. True to its name, Nutcase milk stands out from the competition. The product, the branding, and the people give it a competitive edge.

### VERSATILITY.

Nutcase is simultaneously sophisticated enough for the boardroom, edgy enough for an EDM festival, and cool enough for kids to crave. Nutcase checks the box on so many food trends: dairy-free, lactose-free, gluten-free, plant-based, no oils, no artificial sweeteners, etc.

### BRAND.

A great brand is a cheat code. A clever play on words, the name Nutcase doubles as an invitation to be unapologetically yourself and not care what others think: be weird, be you - be a nutcase. This both elevates the brand beyond basic milk and lends itself to viral memes.

### TALENT.

Our partnership with Ninja & Aoki is as organic as it gets - a testament to the brand, product, and team. These guys aren't paid promoters, they're genuine fans who wanted to join the crew. They bring their massive audiences to the table, help open doors, and make sick intros.

### ACCESS.

When it comes to business, so much comes down to who you know. And Nutcase founder Jo, along with all of her partners, have an impressive network that gives them an undeniable edge when it comes to insider access and sick collabs.


NUTCASE
NUTCASE

Tyler "Ninja" Blevins, Gaming Superstar & Nutcase Co-Founder

## FOUNDING TEAM

### JOELLE WEINAND

FOUNDER

Joelle Weinand is the embodiment of the brand and a perfect example of what you can accomplish when you are a total nutcase and won't let anything stop you (a key quality for a startup founder). A serial entrepreneur, she has a remarkable intuition for spotting opportunity and creating a disruptive product to capitalize on the gap. She also continues to prove her unique ability to inspire big names to fall in love with her product and join her mission.

### TYLER "NINJA" BLEVINS

CO-FOUNDER

Tyler Blevins (a.k.a. Ninja) is one of the most recognizable gamers/streamers in the world. With more than 74 million fans worldwide, Ninja became a pop culture phenomenon in 2018, after streaming Fortnite alongside rappers Drake, Travis Scott, and DJ Marshmello. He was the first pro gamer to be featured on the cover ESPN Magazine and was named one of TIME's 100 Most Influential People of 2019. Introduced to Nutcase by poker pro Phil Hellmuth, Tyler immediately fell in love with it and wanted to get involved: "I have a massive sweet tooth and Nutcase satisfied my sweet fix in seconds. It is honestly so delicious - and nutritious! I finally found a drink I feel really good about promoting to my fans.".

### PAUL SEIGENTHALER

CSO

Paul Seigenthaler is the visionary leader and the driving force behind the innovative experiential food & beverage company, Five Senses Group. With a remarkable career spanning over 15 years, Paul has established himself as a pioneer in product development and hospitality. Paul has been instrumental in overseeing some of the most renowned projects in the industry, including the food and beverage program for Las Vegas F1 2023, Super Bowl LVIII 2024, and Worlds 50 Best Restaurants 2024. These high-profile events showcase Paul's ability to deliver exceptional experiences on a large scale. In May of 2024, Paul forged a partnership with Nutcase to bring a sweet treat, with a touch of nostalgia, to everyone's home.

## REVENUE MODELS

### MANY CHANNELS, MANY OPPORTUNITIES.

We are just getting started and are exploring various channels including:

1. Online sales (Shopify, GoPuff, Amazon, TikTok Shop)
2. Retail sales (convenience, foodservice, grocery)
3. Unconventional (casinos, hotels, airports, festivals)

# FINANCIAL HIGHLIGHTS

### 3YR ROADMAP TO $10M

Sales are projected to be $1M for 2025, $3M for 2026, and $10M for 2027. Focus for this year is to methodically build brand awareness, hone our product, test initial channels where we have an edge, and build key relationships to lay a strong foundation to grow strategically over the next 3 years.

Note: Thanks to our connections, we have the ability to go to national retailers (Target, Costco, etc) whenever we're ready. We believe in having the discipline to build our fan base and perfect our product first, in order to go into those partnerships with leverage.

### USE OF PROCEEDS



Caption text for framed content above.

Given our early stage, we are still testing channels and strategies, so fund allocation will be adjusted as we learn and double down on the best channels. The funds will primarily be focused on marketing and sales, building our team, and inventory.


Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Risk Disclosures

# INVESTOR PERKS

Nutcase is offering exclusive perks for investors who participate at the following investment tiers:

**$500** Nutcase Hat (unlimited*)

**$1K** Nutcase Investor Tshirt (unlimited*)

**$5K** Nutcase Investor Sweatshirt (unlimited*)

**$10K** Aoki Signed DimMak Graded Vinyl (3 total**)

**$25K** Ninja x Aoki Signed Nutcase OG Can (4 total**)

**$50K** Ninja 1hr Gaming Session (2 total**)

**$100K** Aoki Vegas Meet & Greet show (2 total**)

*Perks at the $500, $1K, and $5K tiers are available without limitation to all participating investors at the requisite investment sizes, and will stack depending on investment size (e.g. investment of $5K+ earns perks from all three tiers).
**Perks at the $10K, $25K, $50K, and $100K tiers are limited in quantity and will be allocated on a first-come, first-served basis. Investments in these tiers will earn the perk that corresponds with the investment size. If you wish to invest at the $10K+ level but prefer a lower tier perk, please contact the company via the investor comment section below - Nutcase will do their best to accommodate your request.

UPDATES & PRESS

# PRESS COVERAGE

Media coverage, press releases, and any relevant updates for prospective or current investors can be found below (if available).

**Entrepreneur**

*She Couldn't Find a Healthy Version of Nesquik So She Made One Herself. Now Her Nut Milk Is Backed By Ninja and Steve Aoki.*

## FAQ

Frequently asked questions and responses for investors can be found below.

- What is Regulation CF?
- Who is eligible to invest?
- What are the tax implications of making a Reg CF investment?
- How was the valuation calculated?
- What is a SAFE?
- What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering?
- What is Issuance Express?

## DISCUSSION

Investor questions can be submitted via the Q&A section below, in order to be answered by a representative of the issuer company for this offering.

We were unable to load Disqus. If you are a moderator please see our troubleshooting guide.

Copyright © 2025 Issuance Express. All rights reserved.

Securities offered under Regulation Crowdfunding under the Securities Act of 1933 are offered by Jumpstart Micro, Inc, d.b.a Issuance Express, a Funding Portal registered with the Securities and Exchange Commission and a member of FINRA. Under the regulation, Issuance Express acts as an Intermediary platform for Issuers (companies selling securities in compliance with the rules) and Investors (individuals purchasing services offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever, and at no time does Issuance Express come into possession of Investor funds transferred directly to a bank escrow account. Issuers and Investors should carefully read our Disclosures, Educational Materials, and our site Privacy Policy and Terms of Use before using the Issuance Express funding portal.

Investors should weigh the risk of making investments, which includes the potential loss of your investment and the illiquid nature of non-public shares.